UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

APA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-40144	86-1430562
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
2000 W. Sam Houston Pkwy. S., Suite 200, Houston, Texas 77042-3615
(Address of principal executive offices) (Zip Code)
Robert Rayphole (713) 296-6160
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _________.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 2.        RESOURCE EXTRACTION ISSUER DISCLOSURE
Item 2.01 Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
APA Corporation’s consolidated subsidiaries are engaged in exploration and production (Upstream) activities across four operating segments grouped by geographic areas: the U.S., Egypt, offshore the U.K. in the North Sea, and Suriname. The Company’s Upstream business explores for, develops, and produces crude oil, natural gas, and natural gas liquids. The payment disclosure required by Item 2.01 of Form SD is included as Exhibit 99.1 hereto.
SECTION 3.        EXHIBITS
Item 3.01 Exhibits
The following exhibit is furnished as part of this report:

Exhibit No.	Description
99.1	Resource Extraction Payment Report as required by Item 2.01 of this Form.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

APA CORPORATION

Dated:	September 26, 2025	/s/ BEN C. RODGERS
Ben C. Rodgers
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)